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FORM 3
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[ ]  Check this box if no
     longer subject to Section
     16. Form 4 or Form 5
     obligations may continue.
     See Instruction 1(b).


(Print or Type Responses)
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1. Name and Address of Reporting Person*

Danish Investment Fund for Central and Eastern Europe
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   (Last)               (First)              (Middle)

4, Bremerholm
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                        (Street)

DK-1069 Copenhagen K
Denmark
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   (City)                (State)              (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


May 12, 1999

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Issuer Name and Ticker of Trading Symbol


          Hungarian Telephone and Cable Corp. (HTC)

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5. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                                         TABLE I--Non-Derivative Securities Beneficially Owned
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 1. Title of Security                             2. Amount of Securities   3. Ownership         4. Nature of Indirect
    (Instr. 4)                                       Beneficially Owned        Form: Direct         Beneficial Ownership
                                                     (Instr. 4)                (D) or Indirect      (Instr. 5)
                                                                               (I) (Instr. 5)
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
Common Stock, par value $.001 per share                   1,285,714                 (D)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v). SEC 1473 (9-96)

       TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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  1. Title of Derivative   2. Date Exer-         3. Title and Amount of Securities   4. Conver-      5. Owner-     6. Nature of
     Security (Instr. 4)      cisable and           Underlying Derivative Security      sion or         ship          Indirect
                              Expiration            (Instr. 4)                          Exercise        Form of       Beneficial
                              Date              -----------------------------------     Price of        Deriv-        Ownership
                              (Month/Day/Year)                                          Deriv-          ative         (Instr. 5)
                          ---------------------                           Amount        ative           Security:
                                                                          of            Security        Direct
                           Date       Expira-            Title            Number                        (D) or
                           Exer-      tion                                of                            Indirect
                           cisable    Date                                Shares                        (I)
                                                                                                        (Instr. 5)
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
put options (1)
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
Explanation of Responses:

 (1) Pursuant to the Shareholders' Agreement Concerning Hungarian Telephone and Cable Corp between Tele Danmark A/S ("TD") and The Investment Fund for Central and Eastern Europe ("IFCE")dated May 11, 1999, IFCE has the right to sell to TD and TD has the obligation to purchase all of the shares of Common Stock of the Issuer (1) owned by IFCE from May 11, 1999 to June 25, 1999 and from May 15, 2002 to June 15, 2004 or (2) in the event the Issuer starts activities outside the former Warsaw Pact countries in Central and Eastern Europe. The purchase price will be calculated to correspond to a return on IFCE's purchase price of 10% per year, including compounded interest in the case the shares are sold pursuant to (1) above or 12% per year, including compounded interest in the case the shares are sold pursuant to (2) above.
     In addition, from May 15, 2002 to June 15, 2004, IFCE has the obligation to sell to TD and TD has the right to purchase all of the shares of Common Stock of the Issuer owned by IFCE. The purchase price will be calculated to correspond to a return on IFCE's purchase price of 12% per year, including compounded interest.

  ** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Danish Investment Fund for Central and Eastern Europe

        /s/Torben Huss
  By:   /s/Frank N. Larsen                       June 18, 1999
        ---------------------------            -----------------
         Name:  Torben Huss                           Date
         Title: Department Director


         Name:  Frank N. Larsen
         Title: Deputy Managing Director


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                                                                 SEC 1473 (9-96)

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